

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

David G. Dehaemers, Jr.
President and Chief Executive Officer
Tallgrass Energy GP, LP
4200 West 115th Street
Suite 350
Leawood, Kansas 66211

> **Re: Tallgrass Energy GP, LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Response dated April 17, 2015**
> **File No. 333-202258**

Dear Mr. Dehaemers:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2015 letter.

Unaudited Tallgrass Energy GP, LP Pro Forma Condensed Consolidated Financial Statements, page F-2

1. Please refer to comment 1. We note that you did not give pro forma effect to the acquisition of the additional 33.3% membership interest in Pony Express because it represents the acquisition of noncontrolling interest rather than an acquisition of a business. However, in accordance with Rule 11-01(a)(8) of Regulation S-X, the acquisition of the additional interest in Pony Express and the additional common units issued by TEP to finance the acquisition appear to be transactions for which disclosure of pro forma financial information would be material to investors. Please reassess the need to reflect these transactions in your pro forma consolidated statements of operations. Refer to Rule 11-02(b)(6) of Regulation S-X. Further, due to the number of transactions that are being presented (i.e., offering, formation, new revolving credit

facility etc.), it appears that it would be beneficial to investors to see the effect of each material transaction, such as the acquisition of an additional 33.3% membership interest in Pony Express and the additional TEP common units, separately in the pro forma financial statements. Please revise to present in separate columns each material transaction which only includes the impact directly attributable to the respective transaction.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Lisa Sellars, Staff Accountant, at 202-551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mollie Duckworth, Esq.